NOTIFICATION OF LATE FILING

Form 12b-25

             SEC File Number 0-16886
             CUSIP Number: 816618 30 0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Check One):

      [ ] Form 10-K and Form 10-KSB   [    ] Form 11-K   [    ] Form 20-F   [ X] Form 10-Q and Form 10-QSB   [    ] Form N-SAR

      For Period Ended:   June 30, 2004

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.

PART 1—REGISTRANT INFORMATION

Semele Group Inc.
Full Name of Registrant

N/A
Former Name, if Applicable

200 Nyala Farms
Address of Principal Executive Office (Street and Number)

Westport, CT 06880
City, State and Zip

PART II—Rules 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X]   (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                 (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                 (c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to prepare a complete and accurate accounting for the quarter ended June 30, 2004. The delay is due to the Company requiring additional time to review the proper accounting treatment for certain of its equipment assets. The Registrant expects to be completed with the financial statements by August 23, 2004 and therefore, Form 10-QSB is expected to be filed within the prescribed extension period.

PART IV—OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Richard K Brock   619             980-9534
 (Name)                           (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).
   [ X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
   [ ] Yes   [X] No

SEMELE GROUP INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2004       By:/s/ Richard K Brock
                Chief Financial Officer of Semele Group Inc.
                (Duly Authorized Officer)